ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Angela C. Jaimes
T +1 617 951 7591
August 17, 2018	F +1 617 235 9750
Angela.Jaimes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:   Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”), we are today filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 131 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being submitted in connection with the Trust’s registration of Class A, Institutional Class and Class P shares of the AllianzGI Green Bond Fund (the “Fund”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A, Institutional Class and Class P shares of the Fund; and

2.	The Statement of Additional Information of the Trust.

The Amendment relates only to the Fund and does not supersede or amend disclosure in the Registration Statement relating to any other series or class of shares of the Trust. The Trust expects to file an amendment pursuant to Rule 485(b) under the Securities Act on or prior to the effective date of the Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions concerning this filing to me at 617-951-7591.

Sincerely,

/s/ Angela C. Jaimes
Angela C. Jaimes

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.